UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

e.l.f. Beauty, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

26856L103

(CUSIP Number)

MARIO D. CIBELLI

C/O MARATHON PARTNERS EQUITY MANAGEMENT, LLC

One Grand Central Place

60 East 42nd Street, Suite 2306

New York, New York 10165

(212) 490-0399

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,250,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,250,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%*
14	TYPE OF REPORTING PERSON

PN

* Includes 100,000 Shares underlying certain call options.

2

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		160,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

160,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

* Includes 10,000 Shares underlying certain call options.

3

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners LUX Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,175,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,175,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,175,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%*
14	TYPE OF REPORTING PERSON

PN

* Includes 125,000 Shares underlying certain call options.

4

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,335,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,335,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,335,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%*
14	TYPE OF REPORTING PERSON

OO

* Includes 135,000 Shares underlying certain call options.

5

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,585,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,585,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,585,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*
14	TYPE OF REPORTING PERSON

IA

* Includes 235,000 Shares underlying certain call options.

6

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,585,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,200
	10	SHARED DISPOSITIVE POWER

2,585,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,595,200*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*
14	TYPE OF REPORTING PERSON

IN

* Includes 235,000 Shares underlying certain call options.

7

CUSIP No. 26856L103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of e.l.f. Beauty, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 570 10th Street, Oakland, California 94607.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Marathon Partners L.P., a New York limited partnership (“Partners LP”), with respect to the Shares directly and beneficially owned by it;
(ii)	Marathon Focus Fund L.P., a Delaware limited partnership (“Focus Fund”), with respect to the Shares directly and beneficially owned by it;
(iii)	Marathon Partners LUX Fund, L.P., a Delaware limited partnership (“Lux Fund”), with respect to the Shares directly and beneficially owned by it;
(iv)	Cibelli Research & Management, LLC, a Delaware limited liability company (“Cibelli Research”), as the general partner of each of Focus Fund and Lux Fund;
(v)	Marathon Partners Equity Management, LLC, a Delaware limited liability company (“Marathon Partners”), as the investment manager of each of Partners LP, Focus Fund and Lux Fund and the general partner of Partners LP; and
(vi)	Mario D. Cibelli, as managing member of each of Cibelli Research and Marathon Partners.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Partners LP, Focus Fund, Lux Fund, Cibelli Research, Marathon Partners and Mr. Cibelli is One Grand Central Place, 60 East 42nd Street, Suite 2306, New York, New York 10165.

(c)       The principal business of each of Partners LP, Focus Fund and Lux Fund is investing in securities. The principal business of Cibelli Research is serving as the general partner to each of Focus Fund and Lux Fund. The principal business of Marathon Partners is acting as the investment manager of Partners LP, Focus Fund and Lux Fund and the general partner of Partners LP. The principal occupation of Mr. Cibelli is serving as the managing member of each of Cibelli Research and Marathon Partners.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 26856L103

(f)       Partners LP is organized under the laws of the State of New York. Each of Focus Fund, Lux Fund, Cibelli Research and Marathon Partners is organized under the laws of the State of Delaware. Mr. Cibelli is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Partners LP, Focus Fund and Lux Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,250,000 Shares beneficially owned by Partners LP is approximately $12,640,848, excluding brokerage commissions. The aggregate purchase price of the 160,000 Shares beneficially owned by Focus Fund is approximately $1,459,622, excluding brokerage commissions. The aggregate purchase price of the 1,175,000 Shares beneficially owned by Lux Fund is approximately $13,136,978, excluding brokerage commissions.

The Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members were purchased in the open market with personal funds. The aggregate purchase price of the 10,200 Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members is approximately $204,123, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares were undervalued and represented an attractive investment opportunity. The Reporting Persons continue to believe that the Shares are undervalued. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and plan to continue to engage, with the Issuer’s management and Board of Directors regarding opportunities to significantly enhance shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in further communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

9

CUSIP No. 26856L103

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 49,958,125 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 6, 2020.

A.	Partners LP
(a)	As of the close of business on May 4, 2020, Partners LP beneficially owned 1,250,000 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,250,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,250,000
(c)	The transactions in the Shares by Partners LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Focus Fund
(a)	As of the close of business on May 4, 2020, Focus Fund beneficially owned 160,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 160,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 160,000
(c)	The transactions in the Shares by Focus Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Lux Fund
(a)	As of the close of business on May 4, 2020, Lux Fund beneficially owned 1,175,000 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,175,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,175,000
(c)	The transactions in the Shares by Lux Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP No. 26856L103

D.	Cibelli Research
(a)	Cibelli Research, as the general partner of each of Focus Fund and Lux Fund, may be deemed the beneficial owner of the (i) 160,000 Shares owned by Focus Fund and (ii) 1,175,000 Shares owned by Lux Fund.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,335,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,335,000
(c)	Cibelli Research has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Focus Fund and Lux Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Marathon Partners
(a)	Marathon Partners, as the investment manager of each of Partners LP, Focus Fund and Lux Fund and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 1,250,000 Shares owned by Partners LP; (ii) 160,000 Shares owned by Focus Fund and (iii) 1,175,000 Shares owned by Lux Fund.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,585,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,585,000
(c)	Marathon Partners has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Partners LP, Focus Fund and Lux Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Cibelli
(a)	As of the close of business on May 4, 2020, 10,200 Shares were held in Mr. Cibelli’s personal accounts and in the accounts of his family members. Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 1,250,000 Shares owned by Partners LP; (ii) 160,000 Shares owned by Focus Fund and (iii) 1,175,000 Shares owned by Lux Fund.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 10,200
2. Shared power to vote or direct vote: 2,585,000
3. Sole power to dispose or direct the disposition: 10,200
4. Shared power to dispose or direct the disposition: 2,585,000
(c)	Mr. Cibelli has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Partners LP, Focus Fund and Lux Fund, during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP No. 26856L103

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Partners LP has purchased in the over the counter market American-style call options referencing an aggregate of 100,000 Shares, which have an exercise price of $15 per Share and expire on December 18, 2020.

Focus Fund has purchased in the over the counter market American-style call options referencing an aggregate of 10,000 Shares, which have an exercise price of $15 per Share and expire on December 18, 2020.

Lux Fund has purchased in the over the counter market American-style call options referencing an aggregate of 125,000 Shares, which have an exercise price of $15 per Share and expire on December 18, 2020.

On May 4, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and between Marathon Partners L.P., Marathon Focus Fund L.P., Marathon Partners LUX Fund, L.P., Cibelli Research & Management, LLC, Marathon Partners Equity Management, LLC and Mario D. Cibelli, dated May 4, 2020.

12

CUSIP No. 26856L103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2020

Marathon Partners L.P

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners LUX Fund, L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI

13

CUSIP No. 26856L103

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

MARATHON PARTNERS L.P.

Sale of Common Stock	(50,000)	16.4223	03/05/2020
Sale of Common Stock	(75,000)	14.5935	03/10/2020
Purchase of Common Stock	50,000	8.5750	03/19/2020
Purchase of Common Stock	125,000	9.0311	03/20/2020
Purchase of Common Stock	100,000	9.0051	03/23/2020
Purchase of December 18, 2020 Call Option ($15 Strike Price)[1]	120	2.0603	04/29/2020
Purchase of December 18, 2020 Call Option ($15 Strike Price)[2]	880	2.0420	04/30/2020
Purchase of Common Stock	25,000	12.7396	04/30/2020

MARATHON FOCUS FUND L.P.

Sale of Common Stock	(5,000)	16.4223	03/05/2020
Sale of Common Stock	(27,500)	14.5935	03/10/2020
Purchase of Common Stock	7,500	8.5750	03/19/2020
Purchase of Common Stock	15,000	9.0311	03/20/2020
Purchase of Common Stock	35,000	9.0051	03/23/2020
Purchase of Common Stock	12,500	9.4096	03/24/2020
Purchase of December 18, 2020 Call Option ($15 Strike Price)[3]	12	2.0603	04/29/2020
Purchase of Common Stock	12,500	12.7396	04/30/2020
Purchase of December 18, 2020 Call Option ($15 Strike Price)[4]	88	2.0420	04/30/2020

1 Represents American-style call options purchased in the over the counter market. These call options expire on December 18, 2020.

2 Represents American-style call options purchased in the over the counter market. These call options expire on December 18, 2020.

3 Represents American-style call options purchased in the over the counter market. These call options expire on December 18, 2020.

4 Represents American-style call options purchased in the over the counter market. These call options expire on December 18, 2020.

CUSIP No. 26856L103

MARATHON PARTNERS LUX FUND, L.P.

Sale of Common Stock	(5,000)	16.4223	03/05/2020
Sale of Common Stock	(12,500)	14.5935	03/10/2020
Purchase of Common Stock	17,500	8.5750	03/19/2020
Purchase of Common Stock	50,000	9.0311	03/20/2020
Purchase of Common Stock	87,500	9.0051	03/23/2020
Purchase of Common Stock	50,000	9.4096	03/24/2020
Purchase of Common Stock	12,500	10.0923	03/25/2020
Purchase of Common Stock	50,000	10.9094	03/26/2020
Purchase of Common Stock	62,500	10.6940	03/27/2020
Purchase of Common Stock	25,000	10.1181	03/30/2020
Purchase of Common Stock	62,500	9.9401	03/31/2020
Purchase of Common Stock	25,000	9.3274	04/01/2020
Purchase of Common Stock	62,500	9.0491	04/02/2020
Purchase of Common Stock	12,500	8.4104	04/03/2020
Purchase of Common Stock	12,500	9.3287	04/06/2020
Purchase of Common Stock	25,000	9.9516	04/07/2020
Purchase of Common Stock	12,500	9.8061	04/08/2020
Purchase of Common Stock	25,000	10.8281	04/09/2020
Purchase of Common Stock	12,500	10.5912	04/13/2020
Purchase of Common Stock	12,500	10.9775	04/14/2020
Purchase of Common Stock	25,000	10.9170	04/15/2020
Purchase of Common Stock	25,000	10.0800	04/16/2020
Purchase of Common Stock	12,500	10.3500	04/17/2020
Purchase of Common Stock	12,500	10.1934	04/20/2020
Purchase of Common Stock	12,500	10.7984	04/24/2020
Purchase of December 18, 2020 Call Option ($15 Strike Price)[5]	131	2.0603	04/29/2020
Purchase of December 18, 2020 Call Option ($15 Strike Price)[6]	969	2.0420	04/30/2020
Purchase of Common Stock	12,500	12.7396	04/30/2020
Purchase of December 18, 2020 Call Option ($15 Strike Price)[7]	150	2.0000	05/01/2020
Purchase of Common Stock	12,500	12.9740	05/01/2020
Purchase of Common Stock	12,500	12.4200	05/04/2020

5 Represents American-style call options purchased in the over the counter market. These call options expire on December 18, 2020.

6 Represents American-style call options purchased in the over the counter market. These call options expire on December 18, 2020.

7Represents American-style call options purchased in the over the counter market. These call options expire on December 18, 2020.